SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005
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Commission File Number 0-28800

DRDGOLD Limited

45 Empire Road

Parktown

Johannesburg, South Africa, 2193

(*Address of principal executive office*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-102800) and Registration Statement on Form F-4 (Registration No. 333-121386) of DRDGOLD Limited (the "Company" or "DRDGOLD") filed with the Securities and Exchange Commission on September 30, 2003 and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached to the Registrant's Form 6-K filing for the month of April 2005, and incorporated by reference herein, is:

Exhibit No.	Description
99.1	Announcement dated April 5, 2005 regarding claw back offer.

Exhibit 99.1

R86.9 MILLION CLAW BACK OFFER

On 5 April 2005, DRDGOLD entered into an underwriting agreement to raise R86.9 million through the issue of new ordinary no par value shares in the stated capital of DRDGOLD ("new DRDGOLD shares") through a claw-back offer. The underwriter on behalf of its clients will pay DRDGOLD R86.9 million against the conditional allotment of 15,802,152 new DRDGOLD shares ("the claw-back shares") at a subscription price of R5.50 per claw-back share ("the offer price"), which is equivalent to the volume-weighted average price of DRDGOLD shares on the JSE Securities Exchange South Africa ("the JSE") for the 10 trading days immediately prior to the signing of the underwriting agreement. The offer price represents an 8% discount to the volume-weighted average price of DRDGOLD American Depositary Receipts on NASDAQ for the ten trading days immediately prior to the signing of the underwriting agreement.

The claw-back shares are to be offered to DRDGOLD shareholders under a renounceable claw-back offer at the offer price and in proportion to their existing shareholding in DRDGOLD on the basis of 6 new DRDGOLD shares per 100 DRDGOLD shares held ("the claw-back offer"). Claw-back shares not subscribed for by DRDGOLD shareholders in terms of the claw-back offer will be issued to the underwriter pursuant to the underwriting agreement. Cash paid by DRDGOLD shareholders will be paid on to the underwriter.

In DRDGOLD's SA GAAP interim results released on 24 February 2005 and furnished to the U.S. Securities Exchange Commission under cover a Form 6-K on that date, KPMG, without qualifying their review opinion, drew attention to the section in the overview headed "Going Concern", which indicated that DRDGOLD and its subsidiaries ("the group") had incurred significant losses for the six months to 31 December 2004 and continued to incur losses thereafter and that, at 31 December 2004, the group's current liabilities exceeded its current assets.

The main purpose of the capital raising is to address KPMG's concerns, and redress the balance between current assets and current liabilities. DRDGOLD intends to use the proceeds from the capital raising to:
- provide working capital;
- restructure its operations;
- acquire other synergistic assets in South Africa; and/or
- fund necessary capital expenditure.

The Company intends to file a registration statement in the United States with the U.S. Securities and Exchange Commission in connection with the proposed claw-back offer later this month.

This release does not constitute an offer of any securities for sale.